Prospectus Supplement dated as of July 24, 2003	Rule 424(b)(3)
To Prospectus dated April 4, 2002	File No. 333-48083

VERIZON COMMUNICATIONS INC.

VERIZON COMMUNICATIONS DIRECT INVEST

A Direct Stock Purchase and Share Ownership Plan for

Common Stock of Verizon Communications Inc.

This Prospectus Supplement dated as of July 24, 2003 supplements and amends the Prospectus dated April 4, 2002 as follows and should be read in connection with the Prospectus:

The third paragraph of the section “How Shares are Purchased and Priced” is hereby amended to read in its entirety as follows:

•	Purchases in the Open Market – The price of shares purchased in the open market will be the weighted average price per share paid by the Plan Administrator during the purchase period, including brokerage commissions and/or fees. For reinvested dividends, purchases may begin four (4) business days prior to the dividend payment date and end thirty (30) days after the dividend payment date.